June 2, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Matthew Komar

RE:	BankUnited Financial Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Schedule 14A
File No. 001-13921

Dear Mr. Komar:

In follow-up to our telephone conversation on Friday regarding the letter dated May 29, 2008 from BankUnited Financial Corporation (the “Company”), this letter provides additional information regarding the loans transferred from held for sale to portfolio during the quarter ended March 31, 2007 discussed in the Company’s response to Comment 1. During the conversation, inquiry was made regarding the treatment of the loans that were included in the transfer in the Company’s subsequent analyses of the allowance for loan losses. As noted, the Company includes all loans in its quarterly analysis of the allowance for loan losses, and this letter addresses whether any of the loans were included in any segment other than performing loans.

The loans transferred included 94 loans aggregating $29.7 million. Included were $18.3 million due to the purchasers’ changed requirements (60 loans), $5.9 million due to payoff or modification (23 loans), and $5.4 million due to due diligence findings (11 loans). Subsequent to the transfer, seven of these loans, totaling $2,516,559, were included in the non-performing segment of the allowance for loan losses at one or more of the June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008 analysis dates. Four loans aggregating $1,153,914 were classified as nonperforming as of June 30, 2007. A fifth loan in the amount of $223,771 became nonperforming as of September 30, 2007. Two additional loans aggregating $1,139,874 became nonperforming as December 31, 2007. No additional loans from the 94 included in the transfer became nonperforming as of March 31, 2008. As of June 1, 2008, five of these seven loans had been transferred to real estate owned and two were in the process of foreclosure. At each date indicated, the nonperforming loans were included in the analysis of the allowance for loan losses, if they had not yet been transferred to real estate owned.

Sincerely,

/s/ Lucious T. Harris
Lucious T. Harris
Senior Vice President and Chief Accounting Officer